# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Compass Therapeutics, Inc., CIK 0001738021
CUSIP: 20454B104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 80 Guest Street, Suite 601, Boston, Massachusetts (MA), 02135
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001484870

## Reporting persons
- Blackstone Annex Master Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,447,820; sole dispositive power 0; shared dispositive power 2,447,820; aggregate amount beneficially owned 2,447,820 (1.4% of the class)
- Spruce Street Aggregator L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,678,362; sole dispositive power 0; shared dispositive power 3,678,362; aggregate amount beneficially owned 3,678,362 (2.1% of the class)
- Blackstone Alternative Asset Management Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,126,182; sole dispositive power 0; shared dispositive power 6,126,182; aggregate amount beneficially owned 6,126,182 (3.4% of the class)
- Blackstone Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,126,182; sole dispositive power 0; shared dispositive power 6,126,182; aggregate amount beneficially owned 6,126,182 (3.4% of the class)
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,126,182; sole dispositive power 0; shared dispositive power 6,126,182; aggregate amount beneficially owned 6,126,182 (3.4% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,126,182; sole dispositive power 0; shared dispositive power 6,126,182; aggregate amount beneficially owned 6,126,182 (3.4% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,126,182; sole dispositive power 0; shared dispositive power 6,126,182; aggregate amount beneficially owned 6,126,182 (3.4% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,126,182; sole dispositive power 0; shared dispositive power 6,126,182; aggregate amount beneficially owned 6,126,182 (3.4% of the class)

## Item 1. Issuer
Name of issuer: Compass Therapeutics, Inc.
Address of issuer's principal executive offices: 80 Guest Street, Suite 601, Boston, MA 02135

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Blackstone Annex Master Fund L.P. ("Annex Fund"), Spruce Street Aggregator L.P. ("Spruce"), Blackstone Alternative Asset Management Associates LLC ("BAAMA"), Blackstone Holdings II L.P. ("Holdings II"), Blackstone Holdings I/II GP L.L.C. ("Holdings GP"), Blackstone Inc. ("Blackstone"), Blackstone Group Management L.L.C. ("Blackstone Management"), and Stephen A. Schwarzman (together with Annex Fund, Spruce, BAAMA, Holdings II, Holdings GP, Blackstone and Blackstone Management, the "Reporting Persons").
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is:

345 Park Avenue
New York, NY 10154
Citizenship: Annex Fund is a Cayman Islands limited partnership. Spruce is a Cayman Islands exempted limited partnership. BAAMA is a limited liability company organized under the laws of the State of Delaware. Holdings II is a limited partnership organized under the laws of the State of Delaware. Holdings GP is a limited liability company organized under the laws of the State of Delaware. Blackstone is a corporation organized under the laws of the State of Delaware. Blackstone Management is a limited liability company organized under the laws of the State of Delaware. Mr. Schwarzman is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

As of December 31, 2025, Annex Fund directly holds 2,447,820 shares of Common Stock, $0.0001 par value per share per share ("Common Stock") of Compass Therapeutics, Inc. (the "Issuer") and Spruce directly holds 3,678,362 shares of Common Stock.

BAAMA is the general partner of the Annex Fund and Spruce. Holdings II is the sole member of BAAMA. Holdings GP is the general partner of Holdings II. Blackstone is the sole member of Holdings GP. Blackstone Management is the sole holder of the Series II preferred stock of Blackstone. Blackstone Management is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each Reporting Person may be deemed to beneficially own the Common Stock of the Issuer directly or indirectly controlled by it or him, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any such Reporting Person (other than any Reporting Person to the extent they directly hold Issuer securities) is the beneficial owner of Common Stock of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Section 13(d) and 13(g) of the Act.
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person's cover page. Calculations are based on 177,572,498 shares of Common Stock of the Issuer outstanding as of September 30, 2025, as disclosed in the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 30, 2025. As of December 31, 2025, Reporting Persons no longer beneficially own more than five percent of the Common Stock. This filing represents an exit filing for the Reporting Persons.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Blackstone Annex Master Fund L.P.: /s/ Stephen O'Connor, By: Blackstone Alternative Asset Management Associates LLC, its general partner, By: Stephen O'Connor, Authorized Person (02/13/2026)
- Spruce Street Aggregator L.P.: /s/ Stephen O'Connor, By: Blackstone Alternative Asset Management Associates LLC, its general partner, By: Stephen O'Connor, Authorized Person (02/13/2026)
- Blackstone Alternative Asset Management Associates LLC: /s/ Stephen O'Connor, Stephen O'Connor, Authorized Person (02/13/2026)
- Blackstone Holdings II L.P.: /s/ Victoria Portnoy, Victoria Portnoy Managing Director - Assistant Secretary (02/13/2026)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy Managing Director - Assistant Secretary (02/13/2026)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy Managing Director - Assistant Secretary (02/13/2026)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy Managing Director - Assistant Secretary (02/13/2026)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (02/13/2026)